

December 17, 2021

VIA ELECTRONIC MAIL

Mr. Glenn W. Welling
Engaged Capital, LLC
610 Newport Center Drive, Suite 250
Newport Beach, CA 92660
glenn@engagedcapital.com

> **RE:** **Exemption Request Pursuant to Section 32 of Quotient Technology Inc.'s**
> **Tax Benefits Presentation Plan**

Dear Glenn:

We are in receipt of your letter, dated November 17, 2021, on behalf of Engaged Capital, LLC and its affiliates (collectively, "Engaged"), requesting an exemption to the Tax Benefits Preservation Plan, dated as of November 11, 2021, by and between Quotient Technology Inc. (the "Company" or "we") and American Stock Transfer & Trust Company, LLC (the "Plan"). Except as otherwise indicated, capitalized terms used but not defined in this letter have the meanings provided in the Plan.

On behalf of the Board of Directors of the Company (the "Board"), I hereby confirm that, subject to conditions stated below, Engaged is hereby granted an exemption to the Plan such that Engaged may enter into one or more Derivatives Contracts that are required to be settled through the delivery of cash without being regarded by the Company as an Acquiring Person for purposes of the Plan (the "Exemption"). The Exemption shall be in effect only for so long as Engaged's Beneficial Ownership of the shares of Common Stock does not exceed 9.9% the shares of Common Stock then outstanding. The Exemption is for the benefit of Engaged only and shall not inure to any third party, including any successor in interest to, or assignee of, Engaged, without the prior written consent of the Company, which may be withheld for any or no reason.

The terms of this letter will become effective upon Engaged's countersignature below and delivery of the mutually executed letter to the Company.

As the Company disclosed earlier today, the Company estimates that its current ownership shift of 5-percent shareholders under Section 382 of the Internal Revenue Code of 1986, as amended, is approximately 40 percentage points. In light of these circumstances, the Board has endeavored to provide Engaged with the broadest exemption that it can, consistent with its fiduciary obligations and objective of preserving the Company's Tax Attributes. The Company will continue to monitor its estimated ownership change percentage over time to assess whether to terminate the Plan or to grant Exemption Requests. The Board retains the right to revoke the Exemption or to increase the scope of the Exemption at any time.

As always, thank you for your continued investment in, and support of, the Company. If you have any questions or concerns, please contact me by email at cchen@quotient.com, with a copy to our counsel, Sidley Austin LLP, Attention: Derek Zaba, by email at dzaba@sidley.com or by telephone at (917) 825-3015.

[Signature Page Follows]

Sincerely,

QUOTIENT TECHNOLOGY INC.

By: _Connie Chen_

Name: Connie Chen
Title: General Counsel, Compliance Officer
& Secretary

cc: Board of Directors, Quotient Technology Inc.
Derek Zaba, Sidley Austin LLP
Steve Wolosky, Olshan Frome Wolosky LLP
Ryan Nebel, Olshan Frome Wolosky LLP

[Signature Page]

DocuSign Envelope ID: 23A520F6-0C61-4B17-BC3A-6A4B1CD1B0DB

ENGAGED CAPITAL FLAGSHIP MASTER
FUND, LP

By: Engaged Capital, LLC
      General Partner

By: _____
      Name: Glenn W. Welling
      Title: Founder and Chief Investment
              Officer

ENGAGED CAPITAL FLAGSHIP FUND, LP

By: Engaged Capital, LLC
      General Partner

By: _____
      Name: Glenn W. Welling
      Title: Founder and Chief Investment
              Officer

ENGAGED CAPITAL FLAGSHIP FUND,
LTD.

By: _____
      Name: Glenn W. Welling
      Title: Director

ENGAGED CAPITAL, LLC

By: _____
      Name: Glenn W. Welling
      Title: Founder and Chief Investment
              Officer

ENGAGED CAPITAL HOLDINGS, LLC

By: _____
      Name: Glenn W. Welling
      Title: Sole Member

_____
Glenn W. Welling

[Signature Page]